The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

February 1, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Notice: Issue of Yen-denominated Subordinated Convertible Bonds Due 2007 and Perpetual Subordinated Convertible Bonds

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dw 3/4

February 1, 2002

Notice: Issue of Yen-denominated Subordinated Convertible Bonds Due 2007 and Perpetual Subordinated Convertible Bonds

(For your reference)

The above bonds are to be issued to change the conditions for exchangeable securities issued by The Chuo Mitsui Trust and Banking Company, Limited (the "Bank") through overseas special purpose companies, following a management restructuring of the Bank that includes the establishment of Mitsui Trust Holdings, Inc.
Accordingly, the issue is not for the purpose of raising new capital for the Group.

MTI Capital (Cayman) Ltd. and CTB Capital Cayman Ltd., which are overseas special purpose companies established by the Bank, issued exchangeable securities. Exchangeable securities are to be exchanged for the stock of the Bank at the time of a request for exchange, and such overseas special purpose companies holds convertible bonds issued by the Bank as an underlying instrument for the exercise of the exchange.

As for the establishment of Mitsui Trust Holdings, Inc., the stocks of the Bank will no longer be in public. Therefore conditions of the exchangeable securities are to be changed so that the overseas special purpose companies can receive the listed stock of Mitsui Trust Holdings, Inc. at the time of making a request for exchange, rather than the convertible bonds issued by the Bank.

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500

February 1, 2002

To whom it may concern:

Name of listed company:
Mitsui Trust Holdings, Inc.
Head office address:
33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No: 8309
For inquiries concerning this matter:
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500

Notice: Issue of Yen-denominated Subordinated Convertible Bonds Due 2007 and Perpetual Subordinated Convertible Bonds

We hereby inform you of the following summary of a decision made by Mitsui Trust Holdings, Inc. (President and Director: Kiichiro Furusawa) at a meeting of its board of directors on February 1 on the issuing of yen-denominated subordinated convertible bonds due 2007 and perpetual subordinated convertible bonds:

I. Yen-denominated subordinated convertible bonds due 2007

1. Total amount of issue:	¥760,000,000 plus an amount equal to the aggregate principal amount of the replacement Bond Certificates that may be issued upon obtaining appropriate evidence and indemnity in case of loss, theft or destruction of the Bond Certificates.
2. Issue price:	100% of the par value of a bond (par value: ¥50,000).
3. Interest rate:	0.5% per annum of the principal amount of the Bonds
4. Interest payment date:	The Bonds bear interest from (and including) February 25, 2002; the first payment thereof will be made on April 1, 2002 with respect to the period from February 25, 2002 to (and excluding) April 1, 2002 and thereafter interest will be payable semi-annually in arrears on October 1 and April 1 of each year until October 1, 2007.
5. Due date of payment and date of issue:	February 25, 2002 (London time, hereinafter the same shall apply unless otherwise indicated.)
6. Maturity:	The Bonds will be redeemed at 100% of the principal amount thereof on October 1, 2007.
7. Terms of conversion:	The Bonds may be converted into par-value shares of common stock of the Company at the rate of one such share per the Conversion Price set forth below; provided, however, that any fraction of a full share resulting from the conversion shall be disregarded and no cash adjustment shall be made therefor.

(1) Initial Conversion Price:

¥1,100.

(2) Reset of the Conversion Price:

On October 1 of each year commencing on October 1, 2002 and ending on October 1, 2006 (in all cases, Japan time; each, the "Determination Date"), if the average (any fraction less than ¥1 shall be rounded upward to the nearest one yen) of the last reported executed trade prices (regular way) (the "Average Share Price") (appropriately adjusted in case of the occurrence, during the period commencing on the first day of such 30 consecutive trading days and ending on the day immediately prior to such Determination Date of any of the events that would result in an antidilution adjustment as set forth in (3) below) of the par-value shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days ending on September 15 (if such day is not a day on which a last reported executed trade price of the par-value shares of common stock of the Company on the Tokyo Stock Exchange is reported (the "Calculation Day"), the Calculation day immediately preceding such day) immediately prior to each Determination Date is lower than the Conversion Price in effect immediately prior to the relevant Determination Date, the Conversion Price shall be revised on and after the relevant Determination Date to (i) the Average Share Price or (ii) ¥1,100 (subject to adjustments as set forth in (3) below; the "Minimum Conversion Price"), whichever is higher. In addition, the Conversion Price in effect on October 1, 2007 (Japan time; the "Final Determination Date") shall be revised to (i) the average (any fraction less than ¥1 shall be rounded upward to the nearest one yen) of the last reported executed trade prices (regular way) of the par-value shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days ending on September 15, 2007 (if such day is not a trading day, the trading day immediately preceding such day) (appropriately adjusted in case of the occurrence, during the period commencing on the first day of such 30 consecutive trading days and ending on the day immediately prior to the Final Determination Date of any of the events that would result in an antidilution adjustment as set forth in (3) below) or (ii) the Minimum Conversion Price, whichever is higher.

(3) Adjustment of the Conversion Price:

The Conversion Price (including the Minimum Conversion Price) shall be adjusted by the following formula in case the Company issues new ordinary shares after the issue of the Bonds at a price less than the current market price of par-value shares of common stock of the Company:

Conversion price after adjustment = Conversion Price before adjustment x [No. of issued ordinary shares + No. of newly issued ordinary shares x amount to be paid per share / current market price per share / (No. of issued ordinary shares + No. of newly issued ordinary shares)]

The Conversion Price will also be appropriately adjusted in cases of stock split or reverse stock split, the issuance of convertible bonds or bonds with warrants with initial conversion or subscription price less than the current market price of par-value shares of common stock of the Company and in certain other cases .

8. Content of stock issued through conversion:	Ordinary Share of the Company.
9. Period for request of conversion:	On and after February 25, 2002 up to the close of the business for October 1, 2007 (or in case the Bonds are redeemed prior thereto, on the date fixed for redemption) (in both cases, local time at the place where the request for conversion is made); provided, however, that the conversion shall become effective on the next calendar day (Japan time) of the day on which the request for convention is made (local time at the place where the request for conversion is made).
10. The capitalized amount of the issue price of stock issued through conversion:	The amount shall be calculated by multiplying the issue price of stock issued through conversion by 0.5. Any fractions of less than ¥1 shall be rounded up.
11. Method of flotation:	Private placement in the overseas market (but exclusive U.S. market) through underwriting by purchase of the aggregate amount of the Bonds by MTI Capital (Cayman) Limited.
12. Other:	The above MTI Capital (Cayman) Limited issued exchangeable bonds that are exchangeable for the ordinary shares of The Chuo Mitsui Trust and Banking Company, Limited. (The Mitsui Trust and Banking Company, Limited, at the time of issue) on September 22, 1997. The Chuo Mitsui Trust and Banking Company, Limited. (The Mitsui Trust and Banking Company, Limited, at the time of issue) has issued to MTI Capital (Cayman) Limited as the underlying instrument for exchangeable bonds, yen-denominated subordinated convertible bonds maturing in 2007. Following the creation of a parent-subsidiary (*kanzen-oyako-kaisha*) relationship through the share transfer on February 1, 2002, with the Company being the holding company, the Company issues the Bonds to the above MTI Capital (Cayman) Limited to deliver the ordinary shares of the Company against

the exercise of the exchange right to the said exchangeable bonds, etc., and receives the total amount outstanding of the above yen-denominated subordinated bonds maturing in 2007 of The Chuo Mitsui Trust and Banking Company, Limited held by MTI Capital (Cayman) Limited as of February 25, 2002 as consideration for the issue.

II. Yen-denominated perpetual subordinated convertible bonds

1. Aggregate amount of issuance:	¥23,230,000,000
2. Issue price:	100% of the par value of a bond (par value: ¥10,000,000)
3. Due date of payment and date of issue:	February 25, 2002 (London time, hereinafter the same shall apply unless otherwise indicated.)
4. Maturity:	Not specified.
5. Rate of interest:	Rate of interest shall be the aggregate Margin (as defined below) and the London inter-bank offered rate for six-month Yen deposits as determined pursuant to the Terms and Conditions of the Bonds. "Margin" means (i) in relation to the Rate of Interest to be determined in respect of all Interest Periods ending during the period from February 25, 2002 to November 30, 2003, 1.0 per cent. per annum; (ii) in relation to the Rate of Interest to be determined in respect of all Interest Periods ending during the period from December 1, 2003 to November 30, 2008, 1.5 per cent. per annum; and (iii) in relation to the Rate of Interest to be determined in respect of all Interest Periods ending after December 1, 2008, 2.0 per cent. per annum.
6. Interest payment dates:	The first payments of interest will be made in arrears on 31 May, 2002 for the Interest Period from and including February 25, 2002 to and including May 30, 2002. Thereafter on May 31 and November 30 (each, the "Interest Payment Date") in each year (if such date is not a day on which banks and foreign exchange markets settle payments in Yen in London and Tokyo (the "business day"), it shall be brought forward to the immediately preceding business day), interest for the Interest Period beginning on the immediately preceding Interest Payment Date and ending on, but excluding, the Interest Payment Date will be paid in arrears.
7. Terms of conversion:	The Bonds, with respect to which a conversion request has been made, may be convertible into Class-IV Preferred Shares of the Company at a rate of 6,250 such shares for the principal amount of each Bond of ¥10,000,000.
8. Content of stock issued through conversion:	Class-IV Preferred Shares of the Company issued pursuant to "Terms of Class-IV Preferred Shares" as shown below.
9. Period for request of	On or after February 25, 2002 up to and including November

conversion:	30, 2008 (or if the Bonds shall have been called for redemption prior to November 30, 2008, then up to and including the date fixed for such redemption); provided, however, the periods from and including March 31 to and including May 31 and from and including September 30 to and including November 30 in each year are excluded.
10. Effective conversion date:	Conversion shall become effective in principle immediately prior to 24:00 at the place of such conversion request on the date on which the conversion request is made, that is, on the next calendar day, Japan time.
11. Issue price of Class-IV Preferred Shares to be issued upon conversion:	¥1,600 per share
12. Capitalized amount of issue price of Class-IV Preferred Shares issued upon conversion:	¥800 per share
13. Method of offering:	Private placement in the overseas market (but exclusive U.S. market) through underwriting by purchase of the aggregate amount of the Bonds by CTB Capital Cayman Limited.
14. Other:	The above CTB Capital Cayman Limited issued exchangeable bonds that are exchangeable for the ordinary shares of The Chuo Mitsui Trust and Banking Company Limited (The Chuo Trust and Banking Company Limited, at the time of issue) on November 16, 1998. The Chuo Mitsui Trust and Banking Company Limited (The Chuo Trust and Banking Company Limited, at the time of issue) has issued to CTB Capital Cayman Limited as the underlying instrument for exchangeable bonds, yen-denominated perpetual subordinated convertible bonds. Following the creation of a parent-subsidiary (*kanzen-oyako-kaisha*) relationship through the share transfer on February 1, with the Company being the holding company, the Company issues the Bonds to the above CTB Capital Cayman Limited to deliver the ordinary shares of the Company against the exercise of the exchange right to the said exchangeable bonds, etc., and receives the total amount outstanding of the above yen-denominated perpetual subordinated bonds of The Chuo Mitsui Trust and Banking Company Limited held by CTB Capital Cayman Limited as of February 25, 2002 as consideration for the issue.

Terms of Class-IV Preferred Shares

(1) Type of stock

a) Name

Mitsui Trust Holdings, Inc. Class-IV Preferred Shares (hereinafter the "Preferred Shares")

b) Annual Dividends

Preference dividends shall be ¥3.20 per annum for each share of Preferred Shares (for preferred dividends corresponding to the period ending March 31, 2002, ¥3.20 shall be paid for one share of Preferred Shares).

In the event that the Company shall pay dividends to the holders of the Ordinary Shares, the Company shall also, in addition to the Preferred Dividends, pay to the holder of the Preferred Shares, an amount per Preferred Share obtainable from the following formula at the same time as such payment to the holders of the Ordinary Shares (fractions less than one yen shall be rounded):

$$\text{Amount of the dividends payable on each Ordinary Share} \times \frac{\text{¥1,600 (by calculating down to the thousandth of one yen and rounding to the nearest hundredth of one yen)}}{\text{Conversion Price effective as of March 31}}$$

c) Interim dividends

Interim preferred dividends shall be ¥1.60 per share of Preferred Shares.

In the event that the Company shall pay an interim dividend to the holders of Ordinary Shares, the Company shall also, in addition to the Preferred Interim Dividends, pay to the holder of Preferred Shares an amount per Preferred Share obtainable from the following formula at the same time as such payment to the holders of the Ordinary Shares (fractions less than one yen shall be rounded):

$$\text{Amount of the interim dividends payable on each Ordinary Share} \times \frac{\text{¥1,600 (by calculating down to the thousandth of one yen and rounding to the nearest hundredth of one yen)}}{\text{Conversion Price effective as of September 30}}$$

(2) Conversion into Ordinary Shares

a) Conversion period

From the date of issuance of the Preferred Shares to November 30, 2008; provided, however, that when a certain date is determined in order to fix the shareholders eligible to exercise their respective rights at the general meeting of the shareholders of the Company (the "Record Date"), the period from the date immediately following the Record Date through the end of the general meeting of shareholders shall be excluded from such period.

b) Terms of Conversion

Class-IV Preferred Shares shall be converted into the shares of ordinary shares of

the Company ("Ordinary Shares").

i) Initial Conversion Price

The price at which Ordinary Shares will be issued will initially be ¥509.10 per Ordinary Share.

ii) Adjustment of Conversion Price

When the Company issues Ordinary Shares at any subscription price below the market price after issuance of the Preferred Shares, the conversion price shall be adjusted by the calculation formula as shown below (the "Conversion Price Adjustment Formula"). However, if the conversion price calculated by the Conversion Price Adjustment Formula is less than ¥100, the adjusted conversion price shall be ¥100.

$$\text{Adjusted Conversion Price} = \text{Conversion Price before adjustment} \times \frac{\text{Number of outstanding Ordinary Shares} + \dfrac{\text{Number of newly issued Ordinary Shares} \times \text{Paid in value per share}}{\text{Market price per share}}}{\text{Number of outstanding Ordinary Shares} + \text{Number of newly issued Ordinary Shares}}$$

In addition, the conversion price may be adjusted from time to time for a stock split or reverse stock split and in any other specific cases.

(3) Date of commencement of dividend accrual:

The dividend or interim dividend on the Preferred Shares shall commence to accrue on the first day of the dividend accrual period (currently meaning each six-month period ending on March 31 and September 30); provided, however, that the dividend accrual period ending on March 31, 2002 shall commence on the date of establishment of the Company (February 1, 2002).

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department